Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$361,698	$67,140	$500,952	$804,926	$1,493,393	$1,610,688
Interest expense (a)	98,321	111,280	147,817	161,990	221,385	144,325
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	409	(606)	766	(5,492)
Amortization of capitalized interest	1,784	1,804	2,519	4,620	9,702	(7,668)
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4,022	4,962	4,254	5,728	9,036	6,078

Earnings	$465,825	$185,186	$655,951	$976,658	$1,734,282	$1,747,931

FIXED CHARGES:
Interest expense	$98,321	$111,280	$147,817	$161,990	$221,385	$144,325
Capitalized interest	4,719	4,976	13,041	36,240	78,959	69,903
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4,022	4,962	4,254	5,728	9,037	6,078

Fixed Charges	$107,062	$121,218	$165,112	$203,958	$309,381	$220,306

Preferred Stock Dividends
Preferred Dividend Requirements	$2,050	$10,117	$22,469	$39,506	$41,813	$37,040
Ratio of income before provision for taxes to net income (c)	1.66	1.67	1.61	1.56	1.57	1.64

Subtotal – Preferred Dividends	$3,411	$16,861	$36,240	$61,629	$65,646	$60,746

Combined Fixed Charges and Preferred Dividends	$110,473	$138,079	$201,352	$265,587	$375,027	$281,052

Ratio of Earnings to Fixed Charges	4.4	1.5	4.0	4.8	5.6	7.9
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	4.2	1.3	3.3	3.7	4.6	6.2
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amortization of bond discount is excluded since it is included in interest expense.
(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.